SE

20010454

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2020

Washington, DC

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SEC FILE NUMBER
8- ~~4763~~ 47643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13520 Evening Creek Dr. N. Ste 300
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margarita Tune 858-726-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgreen, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Dr, Ste 300 (Address), La Jolla (City), CA (State) 92037 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond J. Lucia, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucia Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JENNIFER FRANKLIN
Notary Public - California
San Diego County
Commission # 2270026
My Comm. Expires Dec 6, 2022

Signature

CEO
Title

Jennifer Franklin
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCIA SECURITIES, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2019

LUCIA SECURITIES, LLC

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Lucia Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lucia Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lucia Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lucia Securities, LLC's management. Our responsibility is to express an opinion on Lucia Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lucia Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Lucia Securities, LLC's financial statements. The supplemental information is the responsibility of Lucia Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Levine, Hofgren, Morris & Engelberg, LLP

We have served as Lucia Securities, LLC's auditor since 2011.

La Jolla, California
February 27, 2020

LUCIA SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2019

ASSETS		
Cash	$	724,734
Deposit with clearing broker		100,000
Commissions receivable		187,177
Due from related party		305,416
Other assets		122,697
Total assets	$	1,440,024
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	92,860
Due to related party		1,228
Total liabilities		94,088
Member's equity		1,345,936
Total liabilities and member's equity	$	1,440,024

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2019

Income:		
Commissions	$	6,341,831
Other income		1,597,706
Total income		7,939,537
Expenses:		
Management fees		2,580,618
Commission expense		758,563
Payroll and related expenses		1,362,123
Client account fees		593,014
Technology and support expense		727,394
Rent and office occupancy expenses		219,535
Professional fees		105,045
License and insurance expenses		184,842
Marketing and advertising expenses		51,411
Travel and entertainment expenses		44,180
Other operating expenses		108,335
Total expenses		6,735,059
Net income	$	1,204,478

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Member's equity, beginning of year	$	2,566,458
Net income		1,204,478
Distributions to member		(2,425,000)
Member's equity, end of year	$	1,345,936

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 1,204,478
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	70,931
Due from related parties	1,063,489
Other assets	3,105
Accounts payable and accrued expenses	(25,469)
Due to related parties	1,228
Net cash provided by operating activities	2,317,762
Cash flows used in financing activities - Distributions to member	(2,425,000)
Net decrease in cash	(107,238)
Cash, beginning of year	831,972
Cash, end of year	$ 724,734

See accompanying notes to financial statements
and independent registered public accounting firm's report.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lucia Securities, LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is an LLC wholly owned by Lucia Capital Group, LLC. Due to the nature of an LLC, its member has limited liability.

The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Commissions Receivable

Commissions receivable are due from the Company's clearing broker and other financial service companies. The Company had receivables related to revenue from contracts with customers of $187,177 and $258,108 as of December 31, 2019 and 2018, respectively. Management has determined that no allowance for doubtful commissions receivable is necessary at December 31, 2019.

Income Recognition

Commission income results from marketing services performed by registered representatives of the Company on behalf of non-affiliated financial services companies. Because the nature of the marketing is to mass audiences, the Company is not able to reasonably estimate the timing or amount of the income. Therefore, these marketing services are recognized as income upon notification of such by the non-affiliated broker/dealer.

Commission income is also earned for marketing services performed for financial services companies whereby the Company acts as the introducing broker/dealer. The Company is not able to reasonably estimate the timing or amount of this income. As such, these marketing services are recognized as income upon notification by the financial services companies.

Other income includes dealer reallowance fees, brokerage ticket charges, alternative purchase fees, underwriting, referral fees, and interest and inactivity fees. The Company is not able to reasonably estimate these fees and as such, these services are recognized as income upon notification by the non-affiliated financial services companies and the clearing broker. Other income also includes distribution reallowances, event sponsorships, fees billed to independent advisors and related parties (Note 2). The

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company is able to reasonably estimate these fees and as such, income from these services is recognized in the period in which the services are performed.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the four year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded. The Company's management believes that the Company has taken no significant uncertain tax positions.

Deferred Income

The Company enters into agreements with financial services companies for which the Company is a broker of their products and occasionally receives an advance. Such advances are recorded as deferred income to be earned or repaid based on specific criteria. There was no deferred revenue as of December 31, 2019 and $2,000 in deferred income as of December 31, 2018, which was included in accounts payable and accrued expenses.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Adoption of ASC 606, Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance codified in Accounting Standards Codification ("ASC") 606, "Revenue Recognition - Revenue from Contracts with Customers," which amends the guidance in ASC 605, "Revenue Recognition." The core principle of the standard is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The standard also calls for additional disclosures around the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted this standard effective January 1, 2019 using the modified retrospective approach. The adoption of this guidance did not have a material impact on the Company's financial statements.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued guidance codified in ASC 842, *Leases,* which amends the guidance in ASC 840, *Leases.* The core principle of the standard is to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet for most leases. Expenses associated with leases will continue to be recognized in a manner similar to current accounting guidance. The Company is required to adopt this standard effective January 1, 2021, with early adoption permitted. The Company is currently evaluating the impact of the new accounting pronouncement, including the enhanced disclosure requirements.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent registered public accounting firm's report, which is the date the financial statements were available to be issued, and has determined that there are no subsequent events that require recognition or disclosure.

NOTE 2. RELATED-PARTY TRANSACTIONS

Effective August 1, 2019, the Company signed a new expense sharing agreement with Lucia Management company, LLC ("LMC") that replaced the expense sharing agreement signed in January 2017. As a result, the Company changed the expense allocation method beginning in August 2019.

Pursuant to the prior expense sharing agreement with LMC, the Company is billed personnel related expenses of the operations team and allocated certain general overhead expenses that LMC pays on behalf of the Company. LMC and the Company have common ownership and share office space and other overhead expenses. As such, LMC allocates rent based upon the percentage of total square footage occupied by the operations team divided by the total occupied square footage. Office equipment, depreciation, and other shared expenses are allocated based upon the number of personnel on the operations team divided by the total personnel employed by LMC. Also, in accordance with the prior expense sharing agreement, the Company was allocated an amount equal to 90% of the commission revenue generated by advisors employed by LMC and was assessed a fixed monthly amount to cover overhead expenses related to LCG. This amount was paid monthly to LMC who in turn paid it to LCG. During 2019, the management fee totaled $2,580,618.

According to the new expense sharing agreement, LMC continues to allocate expenses of the operations team using the prior expense allocation method. In addition, the Company is allocated expenses that are not directly attributable to the Company but support financial advisors and their assistants ("Sales") and administration and executive management ("Shared Services") employed by LMC. Allocation of the Sales expenses is either based upon proportionate net revenue of the Company and Lucia Wealth Services, LLC ("LWS"), affiliated RIA, or based upon the total number of Sales employees (or occupied square feet) divided by the total number of Sales and Shared Services employees (or occupied total square feet) and then split between the Company and LWS based on the net revenue. Allocation of the Shared Services expenses is either based upon time spent servicing the Company or based upon the percentage of total square feet occupied by Shared Services divided by total square feet and allocated based on time spent by Shared Services servicing the Company.

NOTE 2. RELATED-PARTY TRANSACTIONS (Continued)

During 2019, the Company incurred $1,349,790 in expenses related to compensation and benefits, $203,931 in expenses related to occupancy, $14,912 in expenses related to office equipment, $42,425 related to professional fees, $28,444 related to technology, $21,176 related to licensing and insurance, $37,064 related to travel & entertainment, $16,059 related to depreciation, and $2,921 in other expenses.

Prior to 2019, the Company has remitted amounts in excess of the expenses due under the agreement, resulting in a receivable due from LMC in the amount of $305,416 (remaining amount as of December 31, 2019). This agreement can be terminated by either party at any time.

The Company also has an arrangement with LMC to collect fees from LMC for technology platform fees (cancelled in August 2019 as a part of the new expense shared agreement) and professional liability insurance (still in place). During 2019, the Company recorded income of $434,013 of technology platform fees and $153,880 of professional liability insurance. There is a similar arrangement with Pinhook Capital, LLC ("Pinhook"). During 2019, the Company invoiced Pinhook $17,870 for technology platform fees, which is recorded in other income.

The Company has an arrangement with LWS to pass along the Registered Investment Advisor's portion of the managed account fees billed via their clearing broker to LWS. As of December 31, 2019, the Company has a payable due to LWS in the amount of $1,228.

The Company has an agreement with another related party, RJL Licensing Company, LLC ("RJL Licensing"). According to the agreement, RJL Licensing provides access to and use of the intellectual property of "The Bucket Strategy Advisor Network ®". Subject to the terms of this agreement, the Company pays licensing fees to RJL Licensing. The Company recorded $180,000 of licensing fees during the year ended December 31, 2019, which is included in technology and support expense.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2019, the Company had net capital of $905,850, which was $855,850 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

NOTE 5. CLEARING AGREEMENT

The Company has a clearing agreement whereby the clearing broker provides certain services to the Company's clients. The agreement is automatically renewed for successive renewal terms equal to twelve months unless terminated by either party.

The Company is required to have a $100,000 deposit with the clearing broker. The deposit was made in June 2011, when the agreement was initially executed.

NOTE 6. LITIGATION

The Company is currently involved in two legal proceedings arising in the ordinary course of business. The Company intends to vigorously defend the matters. The ultimate outcome of these matters cannot be currently determined and no provision has been made in the financial statements for any liability that may result.

SUPPLEMENTARY INFORMATION

LUCIA SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

Net capital		
Member's equity	$	1,345,936
Less: Total non-allowable assets		440,086
Net capital	$	905,850
Computation of basic net capital requirement		
1. Minimum dollar net capital	$	50,000
Aggregate indebtedness	$	94,088
2. Minimum net capital, aggregate indebtedness standard	$	6,273
Capital required (larger of 1 or 2)	$	50,000
Excess net capital	$	855,850
Net capital less greater of: 10% aggregate indebtedness or 120% minimum net capital	$	845,850
Ratio: Aggregate indebtedness to net capital		10.39%
Reconciliation with Company's computation (included in Part II of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	905,850
Rounding		-
Net capital - per above	$	905,850
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	94,087
Rounding		1
Aggregate indebtedness - per above	$	94,088

See accompanying independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2019

Lucia Securities, LLC operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

LAVINE, LOFGREN, MORRIS
& ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
B K R International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT REQUIRED BY SEC RULE 15c3-3

To the Member of Lucia Securities, LLC
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lucia Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 27, 2020

LUCIA
SECURITIES

Lucia Securities LLC's Exemption Report

Lucia Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii). The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

Signature: ______________________
Name & Title: Raymond J. Lucia, Jr., CEO

Signature: ______________________
Name & Title: Margarita Tune, FinOp

Signature: ______________________
Name & Title: Viktoria Palermo, Chief Compliance Officer

02/27/2020

SIPC ANNUAL ASSESSMENT

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Lucia Securities, LLC
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lucia Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Levine, Hofgren, Moris & Engelberg, LLP

La Jolla, California
February 27, 2020

LUCIA SECURITIES, LLC

Schedule of Assessment and Payments (Form SIPC-7)
to the Securities Investor Protection Corporation
For the Year Ended December 31, 2019

	Amount
Total assessment	$ 6,918
SIPC-6 general assessment Payment made on July 30, 2019	3,818
SIPC-7 general assessment Payment made on February 10, 2020	3,100
Total assessment balance (overpayment carried forward)	$ -

See report of independent registered public accounting firm on applying agreed-upon procedures.

LUCIA
SECURITIES

February 27, 2020

SEC Mail Processing

MAR 02 2020

Washington, DC

U.S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Lucia Securities (CRE # 37179) – Audited Financial Statements SEC File #8-47643

To Whom It May Concern,

We are pleased to attach the December 31, 2019 audited financial statements for Lucia Securities, LLC.

Feel free to contact me with any questions you may have concerning the financial statements.

Sincerely,

Viktoria Palermo
Chief Compliance Officer
Lucia Securities, LLC

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**

(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MAR 2 2020

Washington, DC

13*13*******2631**********************MIXED AADC 220
47643 FINRA DEC
LUCIA SECURITIES LLC
13520 EVENING CREEK DR N STE 300
SAN DIEGO, CA 92128-8105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Margarita Tune 858-726-1155

2. A. General Assessment (item 2e from page 2) $ 6,918

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,818)

7/30/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,100

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,100

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 3,100

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 7 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,939,537
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,750,106
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	577,268
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,327,374
2d. SIPC Net Operating Revenues	$ 4,612,163
2e. General Assessment @ .0015	$ 6,918
	(to page 1, line 2.A.)

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SEC Mail Processing

For the fiscal year ended **12/31/2019**

(Read carefully the instructions in your Working Copy before completing this Form)

MAR 02 2020

Washington, DC

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2631*******************MIXED AADC 220
47643 FINRA DEC
LUCIA SECURITIES LLC
13520 EVENING CREEK DR N STE 300
SAN DIEGO, CA 92128-8105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Margarita Tune 858-726-1155

2. A.	General Assessment (item 2e from page 2)	$ 6,918
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/30/2019 Date Paid	(3,818)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3,100
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,100

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 3,100

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7 day of February, 20 20.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,939,537
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,750,106
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	577,268
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,327,374
2d. SIPC Net Operating Revenues	$ 4,612,163
2e. General Assessment @ .0015	$ 6,918
	(to page 1, line 2.A.)